SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G




                   Under the Securities Exchange Act of 1934

                              (Amendment No. ) *


                        AMVestors Financial Corporation
                               (Name of Issuer)


                        Common Stock, without par value
                        (Title of Class of Securities)


                                   032343303
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement ____X____ . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 9 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Physicians Insurance Company of Ohio


2.    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) X

                                                                    (b)
3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.    SOLE VOTING POWER
            520,000 shares

6.    SHARED VOTING POWER
            None

7.    SOLE DISPOSITIVE POWER
            520,000 shares

8.    SHARED DISPOSITIVE POWER
            None

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            520,000 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
            Not Applicable

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.1%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IC

                              Page 2 of 9 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sequoia Insurance Company


2.    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) X

                                                                      (b)
3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.    SOLE VOTING POWER
            87,000 shares

6.    SHARED VOTING POWER
            None

7.    SOLE DISPOSITIVE POWER
            87,000 shares

8.    SHARED DISPOSITIVE POWER
            None

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            87,000 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            0.1%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IC



                              Page 3 of 9 Pages

Item 1(a).  Name of Issuer.

            AMVestors Financial Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.

            415 Southwest 8th Avenue
            Topeka, Kansas 66603

Item 2(a).  Name of Person Filing.

      (i)     Physicians Insurance Company of Ohio ("Physicians")

      (ii) Sequoia Insurance Company ("Sequoia") which is a wholly-owned subsidiary of Physicians.

      Each of  Physicians  and Sequoia is an  insurance  company as defined in
      Section 3(a)(19) of the Securities Exchange Act of 1934 (the "Act").

Item 2(b).  Address of Principal Business Office or, if none,
      Residence of Person Filing.

      (i)   Physicians:
              13515 Yarmouth Drive, N.W.
              Pickerington, Ohio 43147

      (ii)  Sequoia:
              4301 Hacienda Drive
              Suite 200
              Pleasanton, California 94588

Item 2(c).  Citizenship of Person Filing.

      (i)   Physicians: Ohio

      (ii)  Sequoia: California

Item 2(d).  Title of Class of Securities.

            Common Stock, without par value

Item 2(e).  CUSIP Number.

            032343303

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)   ___   Broker or Dealer registered under Section 15 of the Act

      (b)   ___   Bank as defined in Section 3(a)(6) of the Act


                              Page 4 of 9 Pages

      (c)   _X_   Insurance  Company as defined in Section 3(a)(19) of the Act
                  -- for each of Physicians and Sequoia


      (d)   ___   Investment   Company  registered  under  Section  8  of  the
                  Investment Company Act

      (e)   ___   Investment  Adviser  registered  under  Section 203  of  the
                  Investment Advisers Act of 1940

      (f)   ___   Employee Benefit Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                  1974 or Endowment Fund; see ss.240.13d-1(b)(l)(ii)(F)

      (g)   ___   Parent    Holding     Company,     in    accordance     with
                  ss.240.13d-1(b)(ii)(G)

      (h)   _X_   Group, in accordance  with  ss.240.13d-1(b)(1)(ii)(H) -- for
                  Physicians and Sequoia together

Item 4.  Ownership.

      (a)   Amount Beneficially Owned:

            Physicians:    520,000 shares (1)
            Sequoia:        87,000 shares
            ------------
            (1) Includes 87,000 shares owned of record and beneficially by Sequoia.

      (b)   Percent of Class:

            Physicians:       5.1% (1)
            Sequoia:          0.1% (1)
            ------------
            (1) The percent of class is based upon 10,140,738 shares outstanding as of December 31, 1995.

      (c)   Number of shares as to which person filing has:

            (i)   Sole power to vote or to direct the vote:

            Physicians:    520,000 shares (1)
            Sequoia:        87,000 shares
                        ------------
            (1) Includes  87,000 shares owned of record and  beneficially by
                Sequoia.

            (ii)  Shared power to vote or to direct the vote:

            Physicians:       0 shares
            Sequoia:          0 shares


                              Page 5 of 9 Pages

            (iii) Sole power to dispose or to direct the disposition of:

            Physicians:    520,000 shares (1)
            Sequoia:        87,000 shares
                        ------------
            (1) Includes  87,000 shares owned of record and  beneficially by
                Sequoia.

            (iv)  Shared power to dispose or to direct the disposition of:

            Physicians:       0 shares
            Sequoia:          0 shares


Item 5.  Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

            Sequoia has the right to receive dividends from, and the proceeds from the sale of, the 87,000 shares of AMVestors Financial Corporation reported herein as owned of record and beneficially by Sequoia and beneficially by Physicians.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

Item 8.  Identification and Classification of Members of the
         Group.

            Please see Exhibit 1.

Item 9.  Notice of Dissolution of Group.

            Not Applicable.

Item 10.  Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                              Page 6 of 9 Pages

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 2, 1996                    PHYSICIANS INSURANCE COMPANY OF OHIO



                                      By:  /s/  James F. Mosier
                                                James F. Mosier, General Counsel
                                                and Secretary


Dated:  May 2, 1996                    SEQUOIA INSURANCE COMPANY



                                       By:  /s/  James F. Mosier
                                                 James F. Mosier, Secretary